Franklin Credit Holding Corp. 8-K
Exhibit 2.1

LIQUIDATION MANAGER AGREEMENT

BETWEEN

FRANKLIN CREDIT HOLDING CORPORATION

AND

KEVIN GILDEA

DATED AS OF AUGUST 2, 2012

i

ii

LIQUIDATION MANAGER AGREEMENT

This Liquidation Manager Agreement (this “Agreement”) is made this 2nd day of August, 2012, by and among Franklin Credit Holding Corporation (the “Debtor”), and Kevin Gildea (the “Liquidation Manager,” and together with the Debtor, the “Parties”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the First Amended Prepackaged Plan of Reorganization of Franklin Credit Holding Corporation, dated July 3, 2012 (as amended by the Confirmation Order (as defined below) or as it may be further altered, amended, modified or supplemented from time to time the “Amended Plan”).

RECITALS

WHEREAS, on June 4, 2012, the Debtor filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, §§ 101-1532 (as may be amended, the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”);

WHEREAS, on July 3, 2012, the Debtor filed the Amended Plan with the Bankruptcy Court;

WHEREAS, on July 18, 2012, the Bankruptcy Court entered an order confirming the Amended Plan (the “Confirmation Order”);

WHEREAS, the Amended Plan appoints the Liquidation Manager who shall, as of the Effective Date, have the powers and duties set forth in the Amended Plan, this Agreement and orders of the Bankruptcy Court, including but not limited to the Confirmation Order; and

WHEREAS, the Parties acknowledge that the Liquidation Manager, as of the Effective Date, shall automatically succeed to the rights and obligations of the Debtor as set forth in the Amended Plan and this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE I
ACCEPTANCE OF POSITION; EFFECTIVE DATE

Section 1.1             Acceptance.  Kevin Gildea (a) accepts employment as the Liquidation Manager and (b) agrees to observe and perform all duties and obligations imposed upon the Liquidation Manager under this Agreement, the Amended Plan and orders of the Bankruptcy Court.

Section 1.2             Effective Date.  This Agreement shall be effective as of the Effective Date of the Amended Plan.

ARTICLE II
OBLIGATIONS OF THE LIQUIDATION MANAGER

Section 2.1             Compliance with the Amended Plan.  The Liquidation Manager agrees to carry out, observe and perform all duties and obligations imposed by the Amended Plan, this Agreement, orders of the Bankruptcy Court and applicable law, including causing the payment of Distributions and other payments in accordance with the terms and conditions of the Amended Plan, this Agreement and orders of the Bankruptcy Court.  All Distributions and other payments that are made in accordance with the terms and conditions of the Amended Plan, this Agreement and orders of the Bankruptcy Court are solely payable out of the Assets of the Debtor and the Estate.  The Liquidation Manager shall have no personal liability for Distributions and other payments that are to be made under the Amended Plan, this Agreement and orders of the Bankruptcy Court.

Section 2.2             Payment of Claims.  The Liquidation Manager, solely in his capacity as the Liquidation Manager, agrees to cause the Debtor to pay from the Assets (a) all payments required under the Amended Plan to be paid by the Debtor on the Effective Date, (b) the Liquidation Costs, and (c) all distributions payable under the Amended Plan on account of Allowed Claims in accordance with Articles III and IV of the Amended Plan.

Section 2.3             Objection to Claims.  After the Effective Date, the Liquidation Manager on behalf of the Debtor and the Estate shall file all objections to Claims prior to the Claims Objection Deadline and the Administrative Claims Objection Deadline, as applicable.

Section 2.4             Resolution of Disputed Claims.  The Liquidation Manager shall be authorized to settle, compromise, litigate or otherwise resolve Disputed Claims pursuant to the terms of the Amended Plan.

Section 2.5             Conversion of the Assets to Cash.  Pursuant to section 1123(a)(5) of the Bankruptcy Code, the Liquidation Manager shall sell, abandon, or otherwise dispose of, and liquidate or otherwise convert to Cash, any non-Cash Assets expeditiously and in such manner as is believed to be in the best interests of the Estate.

Section 2.6             Liquidation Manager’s Transactions with Related Persons and Entities.  Notwithstanding any other provisions of this Agreement, the Liquidation Manager shall not knowingly, directly or indirectly, sell or otherwise transfer all or any part of the Assets of the Estate to, or contract, with, (a) any relative, employee or agent (acting in their individual capacities) of the Liquidation Manager, (b) any person or entity of which the Liquidation Manager is an employee, or (c) any person or entity of which the Liquidation Manager’s employer is an affiliate by reason of being a trustee, director, officer, partner or direct or indirect beneficial owner of five percent (5%) or more of the outstanding capital stock, shares or other equity interests of such persons or entities unless, in each such case, after full disclosure of such interest or affiliation, such transaction is approved by the Bankruptcy Court and the Bankruptcy Court determines that such transaction is fair and reasonable and no less favorable than the terms available for a comparable transaction with unrelated persons or entities.

Section 2.7             Investments of Cash.  The Liquidation Manager shall invest or deposit the Debtor’s Cash in FDIC insured checking accounts, saving deposit accounts or certificates of insurance.  The interest or other income earned on the investment of Cash shall be used to make the Distributions and other payments required under the Amended Plan and this Agreement.

Section 2.8             Tax Requirements for Income Generated by Invested Cash.  The Liquidation Manager shall pay, or cause to be paid, out of the Cash of the Debtor and the Estate, any tax imposed by any federal, state, or local taxing authority on the income generated by the investment of Cash.

Section 2.9             Use of Assets.  All Cash or other property held or collected by the Liquidation Manager shall be used solely for the purposes contemplated by the Amended Plan or this Agreement.

Section 2.10          Books, Records, and Tax Returns.  After the Effective Date, the Liquidation Manager shall maintain books and records and prepare and file such tax forms and returns as are required to be filed by the Debtor under applicable law.

Section 2.11          Post-Confirmation Reports to be Filed by the Liquidation Manager and Fees to be Paid by the Liquidation Manager.  After the Effective Date and until the entry of a Final Decree closing the Debtor’s bankruptcy case, the Liquidation Manager shall be responsible for the filing of all post-Confirmation Date reports required during such periods with the U.S. Trustee and payment from the Debtor and the Estate of all post-Confirmation Date fees charged or assessed against the Estate under section 1930 of Title 28 of the United States Code and section 3717 of Title 31 of the United States Code during such periods.

Section 2.12          Final Decree.  It shall be the duty of the Liquidation Manager to seek and obtain a Final Decree from the Bankruptcy Court after the substantial consummation of the Amended Plan.

Section 2.13          No Other Duties.  Other than the duties and obligations of the Liquidation Manager specifically set forth in this Agreement, the orders of the Bankruptcy Court or under the Amended Plan, the Liquidation Manager shall have no duties or obligations of any kind with respect to the Liquidation Manager’s employment or position as such.

ARTICLE III
POWERS AND RIGHTS OF THE LIQUIDATION MANAGER

Section 3.1            Powers and Rights of the Liquidation Manager.  As of the Effective Date, the Liquidation Manager shall have all of the powers and rights conferred upon the Liquidation Manager by the Amended Plan, including but not limited to those set forth in section 5.9 of the Amended Plan, and this Agreement.

Section 3.2            Powers and Rights of the Liquidation Manager to File Voluntary Bankruptcy Petitions.  The Liquidation Manager shall have all of the powers and rights necessary to file voluntary petitions under any chapter of the Bankruptcy Code on behalf of the Debtor’s subsidiaries as he deems necessary or advisable.

Section 3.3            Insurance.  The Liquidation Manager shall be authorized to obtain and pay for, out of the Cash of the Debtor and the Estate, all reasonable necessary insurance coverage for himself, his agents, representatives, employees, or other independent contractors, and the Debtor, including but not limited to coverage with respect to (i) any property that is or may in the future become the property of the Debtor or the Estate and (ii) the liabilities, duties, and obligations of the Liquidation Manager, and his agents, professionals, representatives, employees, or other independent contractors under this Agreement, in the form of an errors and omissions policy or otherwise, the latter of which insurance coverage may, at the sole option of the Liquidation Manager remain in effect for a reasonable period (not to exceed seven years) after the termination of this Agreement.

ARTICLE IV
THE LIQUIDATION MANAGER

Section 4.1            Reimbursement of the Liquidation Manager.  The Liquidation Manager shall  not be compensated for services performed in connection with this Agreement.  The Liquidation Manager shall be reimbursed by the Debtor for all reasonable out-of-pocket expenses that he incurs in connection with performing the duties provided hereunder and in carrying out the Amended Plan.

Section 4.2            Removal of the Liquidation Manager.  Upon request of a party in interest, the Bankruptcy Court may remove the Liquidation Manager for cause.  For purposes of this section, “cause” shall mean (i) an act of fraud, embezzlement or theft in connection with the Liquidation Manager’s duties or in the course of his engagement in such capacity, (ii) the intentional wrongful damage of property of the Debtor or the Estate, or (iii) gross neglect by the Liquidation Manager of his duties under this Agreement.  Unless the Bankruptcy Court orders immediate removal for cause, the Liquidation Manager shall continue to serve until a successor Liquidation Manager is appointed, and such appointment becomes effective, in accordance with section 4.4 hereof.

Section 4.3            Resignation of the Liquidation Manager.  The Liquidation Manager may resign at any time upon thirty (30) days’ prior written notice to the Bankruptcy Court.  Such resignation, which shall be applicable by the Liquidation Manager in his capacity as such shall become effective upon the appointment and approval of the Bankruptcy Court of a successor Liquidation Manager in accordance with section 4.4 hereof.

Section 4.4            Appointment of Successor Liquidation Manager.  In the event of a vacancy by reason of death, incapacity or immediate removal of the Liquidation Manager for cause or prospective vacancy by reason of resignation or removal, the Bankruptcy Court shall appoint a successor Liquidation Manager, which appointment shall be effective upon the approval of the Bankruptcy Court on not less than twenty (20) days’ written notice to parties who have filed a notice of appearance in the Bankruptcy Court during the Debtor’s Chapter 11 Case, pursuant to Rule 2002 of the Federal Rules of Bankruptcy Procedure, unless the Bankruptcy Court authorizes otherwise.  Every successor Liquidation Manager appointed hereunder shall execute, acknowledge, and file with the Bankruptcy Court an instrument accepting such appointment subject to the terms and provisions hereof.  The successor Liquidation Manager without any further act, shall become vested with all the rights, powers, and duties of the Liquidation Manager; provided, however, that no Liquidation Manager shall be liable for the acts or omissions of any prior or later Liquidation Manager.

Section 4.5            Continuity.  Unless otherwise ordered by the Bankruptcy Court, the death, resignation, or removal of the Liquidation Manager for cause shall not operate to terminate any agency or employment created by this Agreement or invalidate any action theretofore taken by the Liquidation Manager.  In the event of a resignation or removal of the Liquidation Manager for cause, such Liquidation Manager shall (a) execute and deliver by the effective date of his resignation or removal such documents, instruments, and other writings as may be required; and (b) assist and cooperate in effecting the assumption of the Liquidation Manager’s obligations and functions by the successor Liquidation Manager.

Section 4.6            Establishment of Post-Effective Date Reserves.  On and after the Effective Date, the Liquidation Manager, in an exercise of his business judgment, may establish and maintain the Post-Effective Date Reserves.

Section 4.7            Hiring of Professionals.  On and after the Effective date, the Liquidation Manager, in an exercise of his business judgment, may retain, employee and pay professionals pursuant to section 5.9(e) of the Amended Plan.

Section 4.8            Reliance by the Liquidation Manager.  The Liquidation Manager may rely, and shall be fully protected in acting or refraining from acting if the Liquidation Manager relies, upon any resolution, statement, certificate, instrument, opinion, report, notice, request, consent, order or other instrument or document that the Liquidation Manager reasonably believes to be genuine and to have been signed or presented by the party or parties properly authorized to do so or, in the case of cables, telecopies, e-mails and telexes, to have been sent by the proper party or parties, and the Liquidation Manager may conclusively rely as to the truth of the statements and correctness of the opinions expressed therein.  The Liquidation Manager may consult with counsel and other professionals with respect to matters in their respective areas of expertise, and any advice of counsel or other professionals shall be full and complete authorization and protection in respect of any action taken or not taken by the Liquidation Manager.  The Liquidation Manager shall be entitled to rely upon the advice of such professionals in acting or failing to act, and shall not be liable for any act taken or not taken in reliance thereon.  The Liquidation Manager shall have the right at any time to seek and rely upon instructions from the Bankruptcy Court concerning this Agreement, the Amended Plan or any other document executed in connection therewith, and the Liquidation Manager shall be entitled to rely upon such instructions in acting or failing to act and shall not be liable for any act taken or not taken in reliance thereon.

Section 4.9            No Personal Liability of the Liquidation Manager.  Persons and entities dealing with the Liquidation Manager shall look only to the Assets of the Debtor and the Estate to satisfy any liability incurred by the Liquidation Manager to such person or entity in carrying out the terms of this Agreement and the Amended Plan.  The Liquidation Manager shall have no personal obligation to satisfy any such liability, except to the extent such liability or obligation is determined by Final Order to have arisen as a result of gross negligence, willful misconduct, fraud or criminal conduct of the Liquidation Manager in which case the Assets of the Debtor and the Estate shall not be subject to such claims or liabilities.

Section 4.10          Exculpation of the Liquidation Manager Exculpated Parties.  From and after the Effective Date, the Liquidation Manager, the Liquidation Manager’s employees, independent contractors, professionals, agents and representatives (collectively, the “Liquidation Manager Exculpated Parties”) shall be, and hereby are, exculpated by all persons and entities including without limitation Holders of Claims, Interests or Options and other parties in interest, from any and all claims, causes of action and other assertions of liability arising out of the discharge of the powers and duties conferred upon the Liquidation Manager by this Agreement, the Amended Plan or any Final Order entered pursuant to or in furtherance of the Amended Plan or this Agreement, or applicable law or otherwise, except only for actions or omissions to act only to the extent determined by Final Order to be due to the respective Liquidation Manager Exculpated Parties’ gross negligence, willful misconduct, fraud or criminal conduct after the Effective Date.  No Holders of Claims, Interests or Options or any other party in interest will have or be permitted to pursue any claim or cause of action against the Liquidation Manager Exculpated Parties for making Distributions or for implementing the provisions of the Amended Plan and this Agreement except in cases of gross negligence, willful misconduct, fraud or criminal conduct as determined by a Final Order.  Any action taken or action omitted to be taken with the approval of the Bankruptcy Court shall  conclusively be deemed not to constitute gross negligence, willful misconduct, fraud or criminal conduct.

Section 4.11          Reliance by Persons and Entities Dealing with the Liquidation Manager.  In the absence of actual knowledge to the contrary, any person or entity dealing with the Debtor and the Estate shall be entitled to rely on the authority of the Liquidation Manager to act on behalf of the Debtor and the Estate, and shall have no obligation to inquire into the existence of such authority.

ARTICLE V
TERMINATION

Section 5.1            Termination.  As soon as practicable after the Liquidation Manager liquidates and distributes the Assets of the  Estate pursuant to and in accordance with the Amended Plan and has complied with and fulfilled the Liquidation Manager’s obligations under this Agreement and the Amended Plan, the Liquidation Manager shall, at the expense of the Estate, (a) provide for the retention and storage of any books, records and files that are required to be retained under applicable law until such time as all such books, records and files are no longer required to be retained, and (b) file a certificate (the “Certificate”) informing the Bankruptcy Court of the location at which any such books, records and files are being stored.  The Liquidation Manager’s obligations under this Agreement and the Amended Plan shall terminate upon the filing of the Certificate in the Bankruptcy Court.  Except as otherwise specifically provided herein, after the termination of this Agreement pursuant to section this Section 5.1, the Liquidation Manager shall have no further duties or obligations hereunder.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1            Descriptive Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.2            Amendment Waiver and Modification.  This Agreement may not be amended except by an instrument executed by the Liquidation Manager and approved by order of the Bankruptcy Court.

Section 6.3            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the rules of conflict of laws of the State of New Jersey or any other jurisdiction.

Section 6.4            Counterparts: Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed by all the other parties hereto.

Section 6.5            Severability: Validity.  If any provision of this Agreement or the application thereof to any Person, Entity or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons, Entities or circumstances, shall not be affected thereby, and to such end, the provisions of the Agreement are agreed to be severable.

Section 6.6            Relationship to Amended Plan.  The principal purpose of this Agreement is to aid in the implementation of the Amended Plan and, therefore, this Agreement incorporates by reference and is subject to the provisions of the Amended Plan.  To that end, the Liquidation Manager shall have full power and authority to take any action consistent with the purposes and provisions of the Amended Plan.  In the event that the provisions of this Agreement are found to be inconsistent with the provisions of the Amended Plan, the provisions of the Amended Plan shall control; provided, however, that provisions of this Agreement adopted by amendment and approved by the Bankruptcy Court following substantial consummation (as such term is used in section 1127(b) of the Bankruptcy Code) of the Amended Plan shall control over provisions of the Amended Plan.

Section 6.7            Retention of Jurisdiction.  As provided in the Amended Plan, the Bankruptcy Court shall retain jurisdiction over the Debtor and the Estate to the fullest extent permitted by law, including for the purposes of interpreting and implementing the provisions of this Agreement; provided, however, that the retention of jurisdiction shall not require the retention of, or payment of compensation to, professionals employed by the Liquidation Manager after the Effective Date of the Amended Plan to be approved by the Bankruptcy Court.

Section 6.8            No Third Party Beneficiaries.  Except for the Holders of Allowed Claims, the Liquidation Manager and the Liquidation Manager Exculpated Parties nothing in this Agreement is intended to confer upon any Person or Entity any rights or remedies hereunder as third party beneficiaries or otherwise.

IN WITNESS WHEREOF, the Parties have either executed and acknowledged this Agreement or caused it to be executed and acknowledged on their behalf by their duly authorized officers at of the date first above written.

FRANKLIN CREDIT HOLDING CORPORATION

By:	/s/ Paul D. Colasono
Name: Paul D. Colasono
Title: EVP, Chief Financial Officer

LIQUIDATION MANAGER

By:	/s/ Kevin Gildea
Name: Kevin Gildea